Exhibit 17.2

From: Keith Maher
Sent: Thursday, January 28, 2021 7:04 PM
To: Wouter Latour
Cc: Charles, Faith
Subject: Board of Directors
Importance: High

CAUTION EXTERNAL EMAIL

Dear Board of Directors of Vaxart, Inc.:

I hereby tender my resignation as a member of the Board of Directors of Vaxart, Inc., as well as of the Board’s compensation committee, effective immediately.  Please note that my resignation does not arise from any disagreement with the Company or any member of its board or management regarding any matter relating to the Company’s operations, policies, practices, or otherwise.  Although I have enjoyed my time working with the Vaxart team, given that Armistice Capital Master Fund Ltd. now owns less than 1 percent of the Company’s outstanding shares, I have determined that my time and energy should be focused on other Armistice commitments.

I wish you all the best going forward.

Keith Maher

Armistice Capital, LLC

510 Madison Avenue, 7th Floor

New York, NY 10022